SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1996


                                       OR


( ) TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
    OF 1934 (NO FEE REQUIRED)


                For the transition period from         to
                                               -------    -------


              Commission file number 0-5519 (Associated Banc-Corp)


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


         ASSOCIATED BANC-CORP PROFIT SHARING AND RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:


                              ASSOCIATED BANC-CORP
                             112 North Adams Street
                                 P.O. Box 13307
                         Green Bay, Wisconsin 54307-3307

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     ASSOCIATED BANC-CORP
                                     PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                                     /s/ Richard H. Langer
                                     ------------------------------------------
                                     Richard H. Langer, Chairman
                                     Retirement Program Committee

                              ASSOCIATED BANC-CORP
                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 1996 and 1995

                   (With Independent Auditors' Report Thereon)

                              ASSOCIATED BANC-CORP
                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                                TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                         Page(s)
--------------------------------------------------------------------------------
Independent Auditors' Report

Statement of Net Assets Available for Plan Benefits, December 31, 1996

Statement of Net Assets Available for Plan Benefits, December 31, 1995

Statement of Changes in Net Assets Available for Plan Benefits,
        Year Ended December 31, 1996

Statement of Changes in Net Assets Available for Plan Benefits,
        Year Ended December 31, 1995

Notes to Financial Statements

Item 27a - Schedule of Assets Held for Investment Purposes,
December 31, 1996

Item 27d - Schedule of Reportable Transactions, Year Ended
December 31, 1996

                          Independent Auditors' Report

The Board of Directors
Associated Banc-Corp
Profit Sharing and Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan
(Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information on the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits of each fund for the years ended December 31, 1996 and 1995. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 6, 1997

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
December 31, 1996
--------------------------------------------------------------------------------
                                           Principal
                               Balanced   Preservation  Fixed Income   Common
                                 Fund         Fund         Fund      Stock Fund
--------------------------------------------------------------------------------
Assets:
  Investments:
    Common trust funds          2,450,729         ---         ---   26,628,386
    Government securities      10,725,732         ---   1,710,840          ---
    Corporate bonds                   ---         ---         ---          ---
    Common stocks              11,248,091         ---   3,358,890          ---
    Loans to participants             ---         ---         ---          ---
--------------------------------------------------------------------------------
Total investments              24,424,552         ---   5,249,730   26,628,386

Cash and cash equivalents         562,247   5,268,007     152,356      719,973
Accrued interest and
  dividends receivable            188,814      23,342      94,838        1,285
Cash surrender value of
  insurance                           ---         ---         ---          ---
Employer contribution
  receivable                      863,503     402,954     242,129    1,148,304
Participant contributions
  receivable                          ---         ---         ---          ---
Due from (to) other funds          29,460     (18,798)     (4,000)      15,315
Other                              (3,056)       (642)       (667)      (3,320)
--------------------------------------------------------------------------------
Net assets available for
  plan benefits                26,065,520   5,674,863   5,734,386   28,509,943
================================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

December 31, 1996

--------------------------------------------------------------------------------
                                Associated
                                Banc-Corp      Self-
                                 Common      Directed
                                Stock Fund     Funds       Other      Total
--------------------------------------------------------------------------------
Assets:
   Investments:
     Common trust funds               ---    2,911,338        ---   31,990,453
     Government securities            ---          ---        ---   12,436,572
     Corporate bonds                  ---       25,007        ---    3,563,897
     Common stocks             25,351,675          ---    355,892   36,955,658
     Loans to participants            ---          ---    344,998      344,998
--------------------------------------------------------------------------------
Total investments              25,351,675    3,292,237    344,998   85,291,578

Cash and cash equivalents         202,772      135,838     43,168    7,084,361
Accrued interest and dividends
  receivable                          206        2,966      3,784      315,235
Cash surrender value of
  insurance                           ---          ---    467,404      467,404
Employer contribution
  receivable                    1,283,110          ---        ---    3,940,000
Participant contributions
  receivable                          ---          ---        ---          ---
Due from (to) other funds           4,693          ---    (26,670)         ---
Other                              (3,102)        (352)     2,590       (8,549)
--------------------------------------------------------------------------------
Net assets available for
plan benefits                  26,839,354    3,430,689    835,274   97,090,029
================================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

December 31, 1995

--------------------------------------------------------------------------------
                                          Principal
                             Balanced   Preservation  Fixed Income   Common
                               Fund         Fund         Fund       Stock Fund
--------------------------------------------------------------------------------
Assets:
   Investments:
     Common trust funds         2,245,110         ---         ---   19,372,188
     Government securities      7,096,332         ---   1,817,913          ---
     Corporate bonds              307,080         ---   3,457,591          ---
     Common stocks             10,363,213         ---         ---          ---
     Loans to participants            ---         ---         ---          ---
--------------------------------------------------------------------------------

Total investments              20,011,735         ---   5,275,504   19,372,188

Cash and cash equivalents       1,151,878   5,154,378     463,742      278,920
Accrued interest and
  dividends receivable            134,639      24,697      80,901        1,478
Cash surrender value
  of insurance                        ---         ---         ---          ---
Employer contribution
  receivable                      843,098     493,618     268,157      986,235
Participant contributions
  receivable                          ---         ---         ---          ---
Due from (to) other funds          60,583      13,560      12,314       43,915
Other                              (2,377)       (516)       (650)      (2,193)
--------------------------------------------------------------------------------
Net assets available for
  plan benefits                22,199,556   5,685,737   6,099,968   20,680,543
================================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
December 31, 1995
--------------------------------------------------------------------------------
                                Associated
                                Banc-Corp      Self-
                                 Common      Directed
                                Stock Fund     Funds       Other      Total
--------------------------------------------------------------------------------
Assets:
   Investments:
     Common trust funds               ---   2,776,044         ---   24,393,342
     Government securities            ---      66,075         ---    8,980,320
     Corporate bonds                  ---      25,352         ---    3,790,023
     Common stocks             22,925,689     400,663         ---   33,689,565
     Loans to participants            ---         ---     294,218      294,218
--------------------------------------------------------------------------------
Total investments              22,925,689   3,268,134     294,218   71,147,468
Cash and cash equivalents          22,584     150,420     239,679    7,461,601
Accrued interest and
  dividends receivable                366       5,018       1,218      248,317
Cash surrender value
  of insurance                        ---         ---     492,155      492,155
Employer contribution
  receivable                    1,185,060         ---         ---    3,776,168
Participant contributions
  receivable                          ---         ---      19,277       19,277
Due from (to) other funds          38,722         ---    (169,094)         ---
Other                              (5,921)       (305)       (679)     (12,641)
--------------------------------------------------------------------------------
 Net assets available for
 plan benefits                 24,166,500   3,423,267     876,774   83,132,345
================================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 1996
--------------------------------------------------------------------------------
                                          Principal
                             Balanced   Preservation  Fixed Income   Common
                               Fund         Fund         Fund       Stock Fund
--------------------------------------------------------------------------------
Additions:
Investment income:
   Net realized and
 unrealized gains/(losses)      1,972,568         ---    (200,577)   4,506,788
   Interest and dividends         795,914     283,787     353,753       42,279
--------------------------------------------------------------------------------
Subtotal                        2,768,482     283,787     153,176    4,549,067

Participant contributions         437,778     145,106     119,130      618,726
Employer contributions            863,503     402,954     242,129    1,148,304
Rollover contributions            428,293      22,549      42,605      159,955
Interfund transfers              (296,120)   (353,689)   (705,514)   1,675,600
Other                              98,075     (34,315)     (2,588)      50,513
Transfers from other plans        339,089     190,213      77,662      678,367
--------------------------------------------------------------------------------
Total additions                 4,639,100     656,605     (73,400)   8,880,532

Deductions:
Distributions to participants     671,112     649,933     267,123      922,276
Administrative expenses           102,024      17,546      25,059      128,856
--------------------------------------------------------------------------------
Total deductions                  773,136     667,479     292,182    1,051,132

Net increase/(decrease)
  in net assets available
  for plan benefits             3,865,964     (10,874)   (365,582)   7,829,400

Net assets available for
  plan benefits:
    Beginning of year          22,199,556   5,685,737   6,099,968   20,680,543
--------------------------------------------------------------------------------
   End of year                 26,065,520   5,674,863   5,734,386   28,509,943
================================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 1996
--------------------------------------------------------------------------------
                                Associated
                                Banc-Corp      Self-
                                 Common      Directed
                                Stock Fund     Funds       Other      Total
--------------------------------------------------------------------------------
Additions:
Investment income:
   Net realized and
 unrealized gains/(losses)      1,037,136     277,294         ---    7,593,209
   Interest and dividends         679,839      32,141      30,533    2,218,246
--------------------------------------------------------------------------------
Subtotal                        1,716,975     309,435      30,533    9,811,455

Participant contributions         716,074         ---         ---    2,036,814
Employer contributions          1,283,110         ---         ---    3,940,000
Rollover contributions            279,437         ---         ---      932,839
Interfund transfers              (320,277)        ---         ---          ---
Other                              19,521         ---     114,819      246,025
Transfers from other plans        336,679         ---         ---    1,622,010
--------------------------------------------------------------------------------
Total additions                 4,031,519     309,085     145,352   18,589,143

Deductions:
Distributions to participants   1,286,363     290,269     185,630    4,272,706
Administrative expenses            72,302      11,744       1,222      358,753
--------------------------------------------------------------------------------
Total deductions                1,358,665     302,013     186,852    4,631,459

Net increase/(decrease)
in net assets available
for plan benefits               2,672,854       7,422     (41,500)  13,957,684

Net assets available
for plan benefits:
  Beginning of year            24,166,500   3,423,267     876,774   83,132,345
--------------------------------------------------------------------------------
  End of year                  26,839,354   3,430,698     835,274   97,090,029
================================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 1995
--------------------------------------------------------------------------------
                                          Principal
                             Balanced   Preservation  Fixed Income   Common
                               Fund         Fund         Fund       Stock Fund
--------------------------------------------------------------------------------
Additions:
Investment income:
  Net realized and
unrealized gains/(losses)       3,785,074         ---     488,642    4,629,510
  Interest and dividends          667,293     318,450     333,672       22,528
--------------------------------------------------------------------------------
Subtotal                        4,452,367     318,450     822,314    4,652,038

Participant contributions         399,409     157,184     122,273      494,893
Employer contributions            843,098     493,619     268,157      985,542
Rollover contributions            335,102      16,789     104,896      293,073
Interfund transfers              (470,967)   (193,880)    319,613      144,165
Transfers from other plans         50,729       6,090      12,641       (7,053)
--------------------------------------------------------------------------------
Total additions                 5,609,738     798,252   1,649,894    6,562,658

Deductions:
Distributions to participants     705,134     546,595     302,182      571,350
Administrative expenses            89,422      17,144      18,280       99,307
--------------------------------------------------------------------------------
Total deductions                  794,556     563,739     320,462      670,657

Net increase/(decrease)
in net assets available
for plan benefits               4,815,182     234,513   1,329,432    5,892,001

Net assets available
for plan benefits:
  Beginning of year            17,384,374   5,451,224   4,770,536   14,788,542
--------------------------------------------------------------------------------
  End of year                  22,199,556   5,685,737   6,099,968   20,680,543
================================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 1995
--------------------------------------------------------------------------------
                                Associated
                                Banc-Corp      Self-
                                 Common      Directed
                                Stock Fund     Funds       Other      Total
--------------------------------------------------------------------------------
Additions:
Investment income:
  Net realized and
 unrealized gains/(losses)      6,958,168     723,594         ---   16,584,988
  Interest and dividends          562,642      57,129      28,958    1,990,672
--------------------------------------------------------------------------------
Subtotal                        7,520,810     780,723      28,958   18,575,660

Participant contributions         586,929       5,388         ---    1,766,076
Employer contributions          1,183,444         ---         ---    3,773,860
Rollover contributions            393,565         ---      49,920    1,193,345
Interfund transfers               176,363      23,845         861          ---
Other                             (28,208)        ---     (27,756)       6,443
--------------------------------------------------------------------------------
Total additions                 9,832,903     809,956      51,983   25,315,384

Deductions:
Distributions to participants   1,093,860     677,862      98,144    3,995,127
Administrative expenses            54,924      14,563       1,061      294,701
--------------------------------------------------------------------------------
Total deductions                1,148,784     692,425      99,205    4,289,828

Net increase/(decrease)
in net assets available
for plan benefits               8,684,119     117,531     (47,222)  21,025,556

Net assets available
for plan benefits:
  Beginning of year            15,482,381   3,305,736     923,996   62,106,789
--------------------------------------------------------------------------------
  End of year                  24,166,500   3,423,267     876,774   83,132,345
================================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 1996 and 1995

(1)  Description of the Plan

     The following brief description of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan (Plan) is provided for general information. The Plan contains both profit sharing provisions and retirement savings provisions. Participants should refer to the summary plan description for more complete information.

     Background

     Associated Banc-Corp (Company) has established the Associated Banc-Corp Profit Sharing and Retirement Savings Plan, a defined contribution plan. The profit sharing provisions of the Plan provide for discretionary employer contributions. The retirement savings provisions of the Plan provides for employee contributions complying with the provisions of Internal Revenue Code (Code) Section 401(k) as well as discretionary employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     On October 1, 1996, the net assets of the State Bank of Lodi Money Purchase Pension Plan totaling $667,469 were merged with the net assets of the Plan.

     On September 30, 1996, the net assets of First National Bank of Portage Incentive Savings Plan totaling $954,541 were merged into the net assets of the Plan.

     Participants

     Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the profit sharing provisions and in the discretionary employer retirement savings contribution provisions of the Plan on the January 1 of the year in which 1,000 hours of service are completed. Employees are eligible to participate in the employee retirement savings contribution portion of the Plan on the earlier of the January 1 or July 1 following the date of employment, if it is expected that 1,000 hours of service will be completed in subsequent plan years.

     Contributions

     In conjunction with the retirement savings provisions of the Plan, participants can elect to contribute an amount between 1% and a maximum percentage set by the Retirement Program Committee (6% in 1996 and 1995) of their compensation in multiples of 1% to the Plan by means of regular payroll deductions. Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code. The Plan provides for discretionary Company contributions under both the profit sharing and retirement savings provisions of the Plan. Such contributions are allocated to each participant's account based upon total participants' compensation, as defined by the Plan, for the year.

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

     Vesting

     Participants are 100% vested at all times in their benefits under the retirement savings portion of the Plan. The following is a schedule of vesting in the Company discretionary profit sharing contribution:

     ---------------------------------------------------------------------------
     Years of Service                                         Vested Percentage
     ---------------------------------------------------------------------------
     Less than three                                                          0%
     Three but less than four                                                20%
     Four but less than five                                                 40%
     Five but less than six                                                  60%
     Six but less than seven                                                 80%
     Seven or more                                                          100%
     ---------------------------------------------------------------------------

     The Plan document specifies that forfeitures are allocated based upon the ratio of each participant's compensation for the plan year to the total compensation of all participants for that plan year.

     Investment of Plan Assets

     Participants have the right to direct that investments be made in either the Balanced Fund, Principal Preservation Fund, Fixed Income Fund, Common Stock Fund, Associated Banc-Corp Common Stock Fund, or a combination of funds. The following is a brief description of each fund:

     Balanced Fund - Invests primarily in fixed income investments common stocks and common trust funds managed by the Company's trust departments.

     Fixed Income Fund - Invests primarily in U.S. Treasury  obligations,  fixed
     income   corporate   bonds,   and   common   trust   funds   with   similar
     characteristics.

     Common Stock Fund - Invests primarily in common stocks, common funds managed by the Company's trust departments, or mutual funds expected to achieve capital and income growth.

     Associated Banc-Corp Common Stock Fund - Invests in Associated Banc-Corp common stock.

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

     Participants can elect to invest in one of the aforementioned funds or in 10% increments in two or more funds. The election can be changed quarterly each January 1, April 1, July 1, and October 1.

     Certain participants previously had the right to maintain a separate trust for self-directed investments. Current plan provisions do not provide for this. Plan assets are held in trust with subsidiary banks of the Company (trustee).

     A participant in the Plan can receive a loan for emergency conditions which result from medical expenses in the participant's immediate family, establishing or preserving the home in which the participant resides, or for the purpose of providing an education for the participant, spouse, and children of the participant. Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant's account balance. A participant may not request a loan for less than $1,000.

     Investment  income  is  allocated  to  individual   participants'  accounts
     quarterly based on the balance in the account at the beginning of the quarter adjusted for activity during the quarter.

     Distributions

     Distributions are made in the form of lump-sum payments or payments over a period in monthly, quarterly, semi-annual or annual installments. Distributions must begin no later than 60 days after the close of the plan year in which the later of the participant's attainment of age 65 or the termination date occurs, unless the participant elects to delay commencement of the distribution until the April 1 following the attainment of age 70 1/2. Participants may withdraw amounts for any reason upon reaching age 59 1/2. Earnings are credited to a participant's account through the end of the most recent accounting period.

     Termination of Plan

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested to the extent of the balance in their account, including investment income through the termination date.

     Reclassification

     Certain amounts in prior years report have been reclassified to conform with the 1996 presentation.

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(2)  Summary of Significant Accounting Policies

     The accounting policies followed by the Plan conform with generally accepted accounting principles for such plans. The more significant policies are as follows:

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis.

     Investments

     Investments are quoted at market prices. Securities for which no quoted market price are available are valued at estimated fair value. Short-term investments are stated at cost, which approximates fair value. Plan assets are held with the trustee. Purchases and sales of securities are recorded on a trade-date basis.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires plan administrator estimates and assumptions that affect the reported amounts of assets available for benefits and plan benefit obligations and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3)  Investments

     The fair value of investments that represent 5% or more of the Plan's net assets at December 31 are presented in the following table:

                                                         1996            1995
     ---------------------------------------------------------------------------
     Associated Banc-Corp Common Stock                25,374,175     23,376,007
     Associated Common Stock Fund                     12,553,953      9,329,403
     Goldman Sachs Financial Square Treasury
       Obligation Fund                                       ---      5,154,377
     Associated Foreign Equity Fund                    5,136,951            ---
     Dreyfus Government Cash Management Fund           5,268,007            ---
     ---------------------------------------------------------------------------

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(4)  Transactions with Related Parties

     The Associated Banc-Corp common stock fund and the common stock fund of the Plan at December 31, 1996 and 1995 included 605,510 shares and 571,010 shares, respectively, of common stock of the Company with fair values of $25,734,175 and $23,376,007, respectively. Dividend income from Company stock totaled $685,273 and $550,931 in 1996 and 1995, respectively.

(5)  Benefits Payable

     Amounts as presented in the accompanying financial statements differ from the amounts reported in Form 5500 due to benefits payable to terminated and retired participants.

     As of December 31, 1996 and 1995,  net assets  available  for plan benefits
     include  vested  balances  for  terminated  and  retired   participants  of
     approximately $820,000 and $670,000, respectively.

(6)  Income Taxes

     The Plan administrator has received a favorable tax determination letter, dated May 22, 1995, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under Section 501(a). Therefore, a provision for income taxes has not been included in the Plan's financial statements. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

     Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

(7)  Subsequent Event

     On March 18, 1997, the net assets of Farmers and Merchants Bank of Reedsburg amount to $2,238,065 were merged into the Plan.

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Item 27d - Schedule of Reportable Transactions
Employer Identification Number 39-1098068
Plan Number 002
Year Ended December 31, 1996
--------------------------------------------------------------------------------
   Identity of           Description         Purchase     Selling      Lease
  Party Involved          of Assets            Price       Price       Rental
--------------------------------------------------------------------------------
Associated Bank, N.A.   Dreyfus Cash
                          Mgmt. Fund         18,307,825         ---      ---
                                                    ---  16,491,471      ---
Goldman Sachs           Financial Square
                          Treasury Obligation
                          Fund                  603,717         ---      ---
                                                    ---   5,758,094      ---
Associated Bank, N.A.   Associated Money
                          Market Fund        12,935,148         ---      ---
                                                    ---  15,197,288      ---
Associated Bank, N.A.   Dreyfus Govt. Cash
                           Mgt. Fund          6,160,507         ---      ---
                                                    ---     892,500      ---
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                            Current
                                    Expense                 Value of
                                    Incurred                Asset at
   Identity of      Description      with      Cost of   Transaction  Net Gain/
  Party Involved     of Assets   Transaction    Asset        Date      (Loss)
--------------------------------------------------------------------------------
Associated Bank,   Dreyfus Cash
  N.A.               Mgmt. Fund       ---     18,307,825    18,307,825     ---
                                      ---     16,491,471    16,491,471     ---
Goldman Sachs      Financial Square
                     Treasury Obliga-
                     tion Fund        ---        603,717       603,717     ---
                                      ---      5,758,094     5,758,094     ---
Associated Bank,   Associated Money
  N.A.               Market Fund      ---     12,935,148    12,935,148     ---
                                      ---     15,197,288    15,197,288     ---
Associated Bank,   Dreyfus Govt. Cash
  N.A.               Mgmt. Fund       ---      6,160,507     6,160,507     ---
                                      ---        892,500       892,500     ---
--------------------------------------------------------------------------------

See accompanying independent auditors' report

ASSOCIATED BANC-CORP.
PROFIT SHARING & RETIREMENT SAVINGS PLAN
EMPLOYER IDENTIFICATION NUMBER:  39-1098068
PLAN NUMBER:  002
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1996
--------------------------------------------------------------------------------
                               Description of investment
                               including maturity date
Identity of issue, borrower,   rate of interest, collateral            Current
lessor, or similar party       par, or maturity value        Cost       Value
--------------------------------------------------------------------------------
United States gov't and
gov't agency securities:

Federal National Mtg Assn      6.060%, due 02/03/2006,      336,151     329,035
                                 Callable 02/03/2003
                                 @ 100 par, par value
                                 $350,000
Federal National Mtg Assn      7.000%, due 03/09/2006,      250,000     245,975
                                 Callable 03/09/1998
                                 @ 100 par, par value
                                 $250,000
Federal Home Loan Mtg Corp.    7.010%, due 03/15/2006,      200,000     197,563
                                 Callable 03/15/1999
                                 @ 100 par, par value
                                 $200,000
Federal Home Loan Banks        7.290%, due 03/15/2008,      250,000     243,829
                                 Callable 09/15/1996
                                 @ 100 par, par value
                                 $250,000
Federal Home Loan Mtg Corp.    8.000%, due 07/29/2011,      200,000     200,438
                                 Callable 07/29/1997
                                 par value $200,000
Federal National Mtg Assn.     6.24%, due 08/19/2003,       250,000     242,850
                                 Callable 08/19/1996
                                 @ 100 par, par value
                                 $250,000
Federal National Mtg Assn.     7.21%, due 08/18/2005,       250,000     251,150
                                 par value $250,000
U.S. Treasury Note             6.75%, due 05/31/1997,       200,313     201,125
                                 par value $200,000
U.S. Treasury Note             5.625%, due 08/31/1997,      497,530     500,470
                                 par value $500,000
U.S. Treasury Note             5.125%, due 02/28/1998,      497,715     496,875
                                 par value $500,000
U.S. Treasury Note             5.125%, due 03/31/1998,      299,151     298,032
                                 par value $300,000
U.S. Treasury Note             5.125%, due 06/30/1998,      200,000     198,313
                                 par value $200,000
U.S. Treasury Note             4.75%, due 08/31/1998,       199,688     196,688
                                 par value $200,000
U.S. Treasury Note             4.75%, due 02/15/1997,       247,578     249,844
                                 par value $250,000

--------------------------------------------------------------------------------
                               Description of investment
                               including maturity date
Identity of issue, borrower,   rate of interest, collateral            Current
lessor, or similar party       par, or maturity value        Cost       Value
--------------------------------------------------------------------------------
U.S. Treasury Note             5.50%, due 02/28/1999,       994,036     991,875
                                 par value $1,000,000
U.S. Treasury Note             5.625%, due 02/28/2001,      997,630     980,315
                                 par value $1,000,000
U.S. Treasury Note             5.875%, due 10/31/1998,      499,531     500,157
                                 par value $500,000
U.S. Treasury Note             6.250%, due 04/30/2001,      998,770   1,002,500
                                 par value $1,000,000
U.S. Treasury Note             6.375%, due 08/15/2002,    1,503,203   1,510,785
                                 par value $1,500,000
U.S. Treasury Note             6.75%, due 05/31/1999,       499,375     508,750
                                 par value $500,000
U.S. Treasury Note             7.125%, due 02/29/2000,      400,000     411,750
                                 par value $400,000
U.S. Treasury Note             6.75%, due 04/30/2000,       199,458     203,813
                                 par value $200,000
U.S. Treasury Note             5.875%, due 06/30/2000,      599,232     596,250
                                 par value $600,000
U.S. Treasury Note             5.75%, due 08/15/2003,       974,453     970,315
                                 par value $1,000,000
U.S. Treasury Note             5.875%, due 02/15/2004,      494,766     486,875
                                 par value $500,000
U.S. Treasury Note             7.25%, due 05/15/2004,       395,687     421,000
                                 par value $400,000
--------------------------------------------------------------------------------
Total gov't & gov't agency securities                    12,434,267  12,436,572
--------------------------------------------------------------------------------
Corporate Bonds:

Associates Corp. of
  North America                6.875%, due 01/15/1997,       24,630      25,007
                                 par value $25,000
Banc One                       7.375%, due 12/01/2002,      248,345     259,200
                                 par value $250,000
Campbell Soup                  8.58%, due 03/15/2001,       199,790     214,860
                                 par value $200,000
Chrysler Finl Corp.            5.875%, due 02/07/2001,      249,513     244,200
                                 par value $250,000
CNA Finl Corp.                 6.250%, due 11/15/2003,      246,535     242,275
                                 par value $250,000
Du Pont                        6.00%, due 12/01/2001,       250,000     245,313
                                 par value $250,000
Du Pont                        9.15%, due 04/15/2000,        99,831     108,080
                                 par value $100,000

--------------------------------------------------------------------------------
                               Description of investment
                               including maturity date
Identity of issue, borrower,   rate of interest, collateral            Current
lessor, or similar party       par, or maturity value        Cost       Value
--------------------------------------------------------------------------------
Florida Power & Light          5.375%, due 04/01/2000,      229,443     241,450
                                 par value $250,000
Ford Motor Credit Co.          5.750%, due 01/25/2001,      246,638     242,550
                                 par value $250,000
Ford Motor Credit Corp.        6.125%, due 01/09/2006,      248,748     235,250
                                 par value $250,000
Ford Motor Co.                 7.250%, due 10/01/2008,      248,892     253,100
                                 par value $250,000
Household Intl Netherlands     6.125%, due 03/01/2003,      248,920     243,675
                                 par value $250,000
General Telephone of WI        7.50%, due 03/01/2002,        87,668     101,250
                                 par value $100,000
J P Morgan & Co.               6.25%, due 12/15/2005,       324,139     312,097
                                 par value $325,000
Philip Morris                  6.00%, due 07/15/2001,       239,007     242,125
                                 par value $250,000
SCE Capital Corp.              7.375%, due 12/15/2003,      248,227     253,425
                                 par value $250,000
Walmart Stores                 6.50%, due 06/01/2003,        99,781     100,040
                                 par value $100,000
--------------------------------------------------------------------------------
Total Corporate Bonds                                     3,540,107   3,563,897
--------------------------------------------------------------------------------
Common Stock:

Abbott Labs                    Common Stock, 5,200
                                 shares                      82,696     263,900

American International
  Group Inc.                   Common Stock, 3,000
                                 shares                     173,855     324,750

Amoco Corp.                    Common Stock, 3,300
                                 shares                     158,755     266,062

*Associated Banc Corp.         Common Stock, 605,510
                                 shares                  14,119,137  25,734,175

AT&T Corp.                     Common Stock, 3,000
                                 shares                     102,520     130,125

Atlantic Richfield Co.         Common Stock, 1,600
                                 shares                     154,114     212,000

Auto Data Process              Common Stock, 6,000
                                 shares                     103,780     257,250

Baltimore Gas & Electric Co.   Common Stock, 1,200
                                 shares                      23,568      32,100

Central & Southwest Corp.      Common Stock, 2,400
                                 shares                      45,633      61,500

--------------------------------------------------------------------------------
                               Description of investment
                               including maturity date
Identity of issue, borrower,   rate of interest, collateral            Current
lessor, or similar party       par, or maturity value        Cost       Value
--------------------------------------------------------------------------------
Coca Cola Co.                  Common Stock, 6,000 shares    36,768     315,750

Colgate Palmolive Co.          Common Stock, 2,400 shares   115,470     221,400

Conagra Inc.                   Common Stock, 3,000 shares   134,428     149,250

Diebold Inc.                   Common Stock 5,700 shares    137,564     358,387

Disney Walt Co.                Common Stock, 5,679 shares   271,549     396,110

Echelon Intl. Corp.            Common Stock, 107 shares           2       1,667

Electronic Data Systems Corp.  Common Stock, 1,800 shares   100,044      77,850

Federal National Mortgage      Common Stock, 6,000 shares   102,582     225,750
 Assocation

Firstar Corp.                  Common Stock, 1,800 shares    79,830      94,500

Florida Progress Corp.         Common Stock, 1,600 shares    52,048      51,600

Franklin Resources Inc.        Common Stock, 1,400 shares    77,140      95,725

General Elec Co.               Common Stock, 3,400 shares   109,359     336,175

Gillette Co.                   Common Stock, 5,000 shares    71,254     388,750

Heilig Meyers Co.              Common Stock, 5,237 shares    57,034      84,447

Hewlett Packard Co.            Common Stock, 6,000 shares    86,943     301,500

Hubbell Inc.                   Common Stock, 6,294 shares   134,180     272,217

Illinois Cent Corp.            Common Stock, 6,000 shares   136,200     192,000

Illinois Tool Works Inc.       Common Stock, 2,000 shares    80,850     159,750

Interpublic Group              Common Stock, 2,000 shares    91,910      95,000

LG and E Energy Corp.          Common Stock, 3,000 shares    22,906      73,500

Lucent Technologies Inc.       Common Stock, 972 shares      39,839      44,955

Manpower Inc.                  Common Stock, 3,800 shares   144,738     123,500

--------------------------------------------------------------------------------
                               Description of investment
                               including maturity date
Identity of issue, borrower,   rate of interest, collateral            Current
lessor, or similar party       par, or maturity value        Cost       Value
--------------------------------------------------------------------------------

Mcgraw-Hill Inc.               Common Stock, 6,000 shares   222,151     276,750

MCI Communications Corp.       Common Stock, 5,000 shares   144,675     163,440

Medtronic Inc.                 Common Stock, 8,000 shares    74,939     544,000

Merck & Co. Inc.               Common Stock, 5,900 shares   141,668     469,787

Microsoft Corp.                Common Stock, 1,400 shares    47,600     115,675

Molex Inc.                     Common Stock, 7,813 shares   162,250     305,684

Motorola Inc.                  Common Stock, 4,000 shares   178,740     245,000

New England Electric System    Common Stock, 500 shares      15,812      17,438

Philip Morris COS Inc.         Common Stock, 600 shares      19,214      67,800

Pitney Bowes Inc.              Common Stock, 4,300 shares   124,571     235,425

Public SVC Enterprise Grp Inc. Common Stock, 1,600 shares    44,724      43,600

SBC Communications Inc.        Common Stock, 4,000 shares   125,257     207,500

Service Corp. Intl.            Common Stock, 4,000 shares   114,660     112,000

Schering Plough Corp.          Common Stock, 2,400 shares   137,895     155,400

Schulman A Inc.                Common Stock, 3,750 shares    90,500      91,875

Sigma Aldrich Corp.            Common Stock, 3,800 shares   167,063     237,264

Southwestern Pub SVC Co.       Common Stock, 1,300 shares    22,868      45,987

Staples Inc.                   Common Stock, 6,000 shares   117,750     108,378

State Street Boston Corp.      Common Stock, 4,200 shares   107,760     271,425

Student Loan Marketing         Common Stock, 3,000 shares   125,807     279,375
 Association

Sungard Data Systems Inc.      Common Stock, 6,600 shares   140,663     260,700

--------------------------------------------------------------------------------
                               Description of investment
                               including maturity date
Identity of issue, borrower,   rate of interest, collateral            Current
lessor, or similar party       par, or maturity value        Cost       Value
--------------------------------------------------------------------------------
Sysco Corp.                    Common Stock, 3,000 shares    90,405      97,875

Texaco Inc.                    Common Stock, 3,000 shares   192,043     294,375

Texas Instr Inc.               Common Stock, 4,000 shares    74,473     255,000

Union Pac Corp.                Common Stock, 2,700 shares   106,343     162,337

Union Pacific Res. Grp. Inc.   Common Stock, 2,287 shares    51,818      66,323

United Healthcare Corp.        Common Stock, 2,600 shares    94,549     117,000

Walgreen Co.                   Common Stock, 8,400 shares   122,255     338,100

WPS Resources Corp.            Common Stock, 1,000 shares    21,795      28,500
--------------------------------------------------------------------------------
Total Common Stocks                                      20,126,944  36,955,658
--------------------------------------------------------------------------------
Common Trust Funds:

*Associated Common
  Stock Fund                   123,105 units              6,734,681  12,553,953

*Associated Regional
  Bank Fund                     34,337 units              1,629,583   2,878,815

*Associated Capital
  Appreciation Fund             97,594 units              2,318,190   4,212,786

*Associated Equity
  Income Fund                   90,782 units              2,104,786   3,407,944

*Associated Tele-
  communications                99,245 units              1,052,812   1,327,013
  Fund

*Associated Intermediate
  Term Bond Fund               118,205 units              1,272,864   1,714,385

*Associated Foreign
  Equity Fund                  184,983 units              3,651,895   5,136,951

*Associated Short
  Term Bond Fund                70,487 units                655,932     758,606
--------------------------------------------------------------------------------
Total Common Trust Funds                                 19,420,743  31,990,453
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Loans to Participants (7.00% - 10.65%)                      344,998     344,998
--------------------------------------------------------------------------------

Total Investments Held                                   55,867,059  85,291,578
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               Description of investment
                               including maturity date
Identity of issue, borrower,   rate of interest, collateral            Current
lessor, or similar party       par, or maturity value        Cost       Value
--------------------------------------------------------------------------------

Cash Equivalents:

Dreyfus Cash Management Fund                              1,816,354   1,816,354

Dreyfus Government Cash Mgmt. Fund                        5,268,007   5,268,007

--------------------------------------------------------------------------------
Total Cash Equivalents                                    7,084,361   7,084,361
--------------------------------------------------------------------------------

See accompanying independent auditors' report.